Mail Stop 6010
January 27, 2006

Via U.S. Mail and Facsimile (858) 450-9885

Robert G. Gargus
Senior Vice President and Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, California 94089

	Re:	Applied Micro Circuits Corporation
		Form 10-K for the fiscal year ended March 31, 2005
		Filed June 7, 2005
		Forms 8-K filed April 28, July 27, and October 26, 2005 and
		  January 25, 2006
		File No. 000-23193

Dear Mr. Gargus:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 18


1. We note that your financial statements reflect materially higher revenues resulting from your "fiscal 2004 and 2005 acquisitions, as well as increases in revenue from [y]our existing communications product portfolio, offset by decreases in other revenue." In your September 30, 2005 Form 10-Q, you explain the increase in revenues as
"primarily attributable to increases in [y]our communications and storage revenue." Please revise MD&A in future filings to include
(a) an analysis explaining the underlying reasons for the significant changes noted, (b) a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, and (c) a quantification for each significant factor noted when you identify the contribution of two or more factors as the cause for material changes.

We also note that in Risk Factors on page 36 you discuss your announcement of the discontinuance of the FiberChannel HBA products.
You state that these products "accounted for a significant portion of
[y]our revenue from sales of storage products during fiscal 2004 and fiscal 2005." We also note that you expect revenue from these products to "decline rapidly" and that you have "obligations to customers that relate to these products" and that "fulfilling these obligations and failure to fulfill these obligations could result in significant liability, costs, and expenses." Please revise MD&A in future filings to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

We also note that you present a table showing the percentage of sales by type of product (i.e., communications, storage, embedded products, and other). Please revise MD&A in future filings to explain the underlying reasons for significant changes in the revenues of each product group and explain how management uses the information in the table to analyze the company`s operations.

Where your financial statements reflect material restructuring or impairment charges, or a decline in the profitability of a plant or other business activity, MD&A should analyze the reasons underlying these matters.

Please see Item 303 of Regulation S-K, SAB Topic 13.B, FRC 501, and
Release 33-8350.


Item 8. Financial Statements and Supplementary Data, page F-1

Note 1.  Summary of Significant Accounting Policies, page F-7


2. We note your disclosure that you operate in only one segment. From the business section of your Form 10-K, you appear to have two distinct markets: communication systems and storage solutions. Through your acquisition of the Embedded Processor Business from IBM, you state that you have diversified into the embedded processor market. We also note from page 11 that you have separate vice-presidents for each of the (a) storage, (b) embedded products, and
(c) communications businesses. Please tell us briefly about the content of the financial information reviewed by your CODM in general and for each of the businesses identified above. Please also explain how you considered SFAS 131, including paragraphs 10 - 24, in determining that you have only one reportable segment. Please note that if you applied the aggregation criteria in paragraph 17 of SFAS
131 that fact should be disclosed in future filings and your response should address how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131.


Note 5.  Stockholders` Equity, page F-20


3. We note that you have entered into various structured stock repurchases in fiscal 2005 and 2006. For the year ended March 31, 2005, you reflect net cash flows used in financing activities for these repurchases of $11.2 million. In your September 30, 2005 Form
10-Q, we note that you reflect net cash flows used in financing activities for these repurchases of $50 million. For the same period in fiscal 2006 you used cash of $36.5 million. Please tell us why you present these cash flows on a net basis and discuss your consideration of paragraphs 11 - 13 and 75 - 80 of SFAS 95.


4. With respect to your structured stock repurchases, please tell us
and disclose in future filings all of the significant terms of these
agreements and how you account for them and tell us why. Cite the accounting literature relied upon and explain how you applied that
literature to your facts and circumstances.    Please tell us
whether
or not you entered into any of these agreements with related parties and whether you were required to file any of the related agreements as exhibits. Show us how you determined that the repurchase of 2,478,000 shares during fiscal 2005 for $11.2 million resulted in an effective purchase price of $3.03 per share as disclosed on page 31.


Forms 8-K filed April 28, July 27, and October 26, 2005 and
January
25, 2006


5. We note that you present your non-GAAP measures in the form of pro forma statements of operations. The format may be confusing to investors as it reflects several non-GAAP measures. All of these measures have not been identified or described to investors. Furthermore, it is not clear whether management uses all of these non-GAAP measures or whether they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-
GAAP
Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each non-
GAAP measure provides useful information to investors.

* To eliminate investor confusion, please remove the non-GAAP statements of income format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations and explanations.
* Otherwise, confirm that you will revise the presentation of non-GAAP financial information that you furnish in future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented, and provide us with a sample of your proposed disclosure.


6. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting
Branch Chief, at (202) 551-3676.


							           Sincerely,



							           Kate Tillan
					             	           Assistant Chief
Accountant

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Robert G. Gargus
Applied Micro Circuits Corporation
January 27, 2006
Page 5